SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File number:

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KLX Energy Services Holdings, Inc.

1300 Corporate Center Way

Wellington, FL 33414

KLX ENERGY SERVICES HOLDINGS, INC. EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the

KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boca Raton, FL

June 30, 2020

We have served as the auditor of the Plan since 2020.

KLX ENERGY SERVICES HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019

2019
ASSETS — Cash and cash equivalents	$711,489

LIABILITIES — Stock subscribed	(710,969)

NET ASSETS AVAILABLE FOR BENEFITS	$520

See notes to financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

2019
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of period	$0

ADDITIONS TO NET ASSETS ATTRIBUTED TO — Participant payroll deductions	1,499,448

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO —
Purchase of and subscribed shares of KLX Energy Services Holdings, Inc. common stock	(1,498,928)

NET ASSETS AVAILABLE FOR BENEFITS — End of period	$520

See notes to financial statements.

KLX Energy Services Holdings, INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019, and for the YEAR ENDED DECEMBER 31, 2019

1.       GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan — On September 13, 2018, KLX Energy Services Holdings, Inc. (the “Company”) adopted the KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (the “Plan”). The Plan’s first option period began on January 1, 2019. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Company is the Plan sponsor. All active employees (participants) with a minimum of 90 days service, who complete a minimum of 20 hours of service per week, and whose customary employment is for five months or more per calendar year, are eligible to participate. Under the Plan, participants may choose to contribute from 2% to 15% (in 1% increments) of their total gross pay. Contributions to the Plan are not considered eligible until compensation is paid to the participants.

Common stock of the Company is purchased twice each year in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31. The purchase price is equal to 85% of the fair value of common stock on the last day of each option period. Participants are allocated a pro rata share of stock consistent with the balance of the participant’s account. The stock is then issued by the Plan transfer agent, E*Trade, directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the end of the option period, produces a dollar amount of $12,500 or less.

Stock Subscribed — The Plan issues the stock to participants subsequent to the end of each option period but valued the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statement of net assets available for benefits as of December 31, 2019. The Company stock is purchased at 85% of its closing quoted market price.

The number of shares purchased by the Plan for distribution to the participants for the year ended December 31, 2019 was 175,256. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

Termination Benefits and Vesting — Upon termination of employment with the Company, a participant’s participation in the Plan will cease immediately and the balance of the participant’s withholding account will be returned, without interest. Upon a participant’s death, depending on the option elected by the participant, his or her beneficiary will receive any amounts in the participant’s withholding account in cash or all contributions will be used to acquire stock at the end of the option period.

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan’s cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation. The carrying amounts of cash and cash equivalents (which are classified as Level 1 assets within the fair value hierarchy) represent their fair values due to their short-term nature.

Income Tax — The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Plan until each semiannual purchase date when the cash is used to purchase and sell shares to the employees.

Administrative Expenses — Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan’s financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time. The Plan administrator believes that this would not have a materially adverse impact on the Plan.

2.       plan termination

The Plan will automatically terminate on December 31, 2028. The Plan may be earlier suspended or terminated by the Board of Directors of the Company. In the event of Plan termination, any unused contributions will be returned to the participants.

3.       Subsequent Events

On May 3, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quintana Energy Services Inc. (“QES”) and its affiliates, pursuant to which the companies will combine in an all-stock merger transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the closing, QES will become an indirect wholly owned subsidiary of the Company.

The Plan did not have enough shares reserved to satisfy outstanding options to purchase shares during the offering period ending June 30, 2020, and as such, the Company refunded participants’ contributions for such offering period. In addition, the Company agreed with QES to suspend the Plan until the closing date. The Company intends to continue to offer the Plan following the closing date. In order for the Company, following completion of the merger, to allow its eligible employees to purchase shares in amounts consistent with historic practices, additional shares are required for the Plan. The Merger Agreement includes a proposal to be voted on at the Company’s Annual Meeting to approve an amendment to the Company’s Plan in order to increase the number of shares issuable thereunder.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLX ENERGY SERVICES HOLDINGS, INC.
Employee Stock Purchase Plan

Date: June 30, 2020	By:	/s/ Thomas P. McCaffrey
Thomas P. McCaffrey
President, Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm